Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

I, Gary Joseph Christie, P.Eng., am employed as a Project Manager with AMEC Americas Inc (AMEC).

This certificate applies to the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January, 2014 (the “technical report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC). I am a graduate mechanical engineer from the University of British Columbia with a Bachelors of Applied Science that was awarded in 1979.

I have practiced my profession continuously since 1979 and have been involved in industrial minerals and base and precious metals in projects and operations in North and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Blackwater Gold Project from 22–23 May, 2013.

I am responsible for Sections 1.1, 1.2, 1.3, 1.14.6, 1.14.15, 1.14.17 to 1.14.21, 1.15, 1.16, Section 2, Section 3, Section 4.9, Sections 18.1 to 18.2, 18.10 to 18.12, 18.14 to 18.17, Section 19, Sections 21.1.1 to 21.1.7, 21.2.1, 21.2.5, 21.3, Section 22, Section 23, Section 24, Sections 25.1, 25.12, 25.21 to 25.25, Section 26 and Section 27 of the technical report.

I am independent of New Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with New Gold during the preparation of the 2013 feasibility study and the preparation of this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 22 January 2014

“Signed and sealed”

Gary Christie, P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-4315 Fax (604) 669-9516	www.amec.com